UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 11, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Chartered Semiconductor Manufacturing Ltd.
File No. 333-88397 - CF#22732

       Chartered Semiconductor Manufacturing Ltd. submitted an application under rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form F-1 registration statement filed on October 4, 1999.

       Based on representations by Chartered Semiconductor Manufacturing Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

          Exhibit 10.8   through December 19, 2018

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

          Christian Windsor
          Special Counsel